January 27, 2006



Securities and Exchange Commission
450 Fifth Street NW
Washington, DC  20549

RE:	Schedule 13G
	Esco Technologies, Inc.
	As of December 31, 2005

Gentlemen:

In accordance with Section 13(d)(5) of the Securities Exchange Act of 1934, attached please find a copy of Schedule 13G for the above named company showing beneficial ownership of 5% or more as o December 31, 2005 filed on behalf of Eagle Asset Management, Inc.

Very truly yours,



Damian Sousa
Vice President
Chief Compliance Officer
DS:dlv
Enclosures

cc:	Office of the Corporate Secretary
	Esco Technologies, Inc.
	9900A Clayton Road
	St. Louis, Missouri 63124

	Securities Division
	NASD Financial Center
	33 Whitehall Street
	New York, NY  10004

	SECURITIES AND EXCHANGE COMMISSION
	Washington, D.C.  20549

	Schedule 13G

	Under the Securities Exchange Act of 1934
	(Amendment No.       )*


	Esco Technologies, Inc.

	(Name of Issuer)


	Common Stock par value $.01 per share
	(Title of Class of Securities)


	296315104
	(CUSIP Number)


Check the following box if a fee is being paid with this statement _____. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1;
and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall no be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





Page 1 of 5 Pages

CUSIP NO. 296315104                                 13G

 1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Eagle Asset Management, Inc.      59-2385219

 2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (A) ______
                                                      (B) ______

 3  SEC USE ONLY

 4 CITIZENSHIP OR PLACE OF ORGANIZATION

   State of Florida

        NUMBER OF           5   SOLE VOTING POWER
         SHARES                            1,457,690
      BENEFICIALLY          6   SHARED VOTING POWER
         OWNED                             - - -
         AS OF
    DECEMBER 31, 2005       7  SOLE DISPOSITIVE POWER
        BY EACH                           1,457,690
       REPORTING            8   SHARED DISPOSITIVE POWER
      PERSON WITH                      - - -

 9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,457,690

10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                  [_____]

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

              5.70%

12  TYPE OF REPORTING PERSON*

            IA
_____________________________________________________________
                 *SEE INSTRUCTION BEFORE FILLING OUT!
_____________________________________________________________

Page 2 of 5 Pages

Item 1(a) 	Name of Issuer:

          	Esco Technologies, Inc.


Item 1(b) 	Address of Issuer's Principal Executing Offices:

           	9900A Clayton Road
		St. Louis, Missouri 63124


Item 2(a) 	Name of Person Filing:

         	Eagle Asset Management, Inc.


Item 2(b) 	Address of Principal Business Office:

          	880 Carillon Parkway
          	St. Petersburg, Florida  33716


Item 2(c)	Citizenship:

          	Florida


Item 2(d) 	Title of Class of Securities:

          	Common Stock par value $.01 per share


Item 2(e)	CUSIP Number:

          	296315104


Item 3    	Type of Reporting Person:

(e) Investment  Adviser  registered  under Section 203 of the
Investment Advisors Act of 1940



Page 3 of 5 Pages

Item 4   	Ownership as of December 31, 2005

         (a)  	Amount Beneficially Owned:

              	1,457,690 shares of common stock beneficially owned including:

                 No. of Shares
             	 Eagle Asset Management, Inc.                   1,457,690

          (b)  	Percent of Class:                              	5.70%


         (c)	Deemed Voting Power and Disposition Power:

              	(i)            (ii)           	(iii)         	(iv)
              	                               	Deemed        	Deemed
              	Deemed         Deemed  		to have 	to have
              	to have        to have          Sole Power   	Shared Power
              	Sole Power     Shared Power   	to Dispose    	to Dispose
              	to Vote or     to Vote or       or to         	or to
              	to Direct      to Direct        Direct the    	Direct the
              	to Vote        to Vote          Disposition   	Disposition

Eagle Asset     1,457,690      	----           	1,457,690      	----
Management, Inc.


Item 5   	Ownership of Five Percent or Less of a Class:

        	 If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.

                (___)

Item 6   	Ownership of More than Five Percent on Behalf of Another Person:

              	 N/A

Item 7   	Identification and Classification of the Subsidiary which Acquired
              	the Security Being Reported on by the Parent Holding Company:

              	 N/A

Page 4 of 5 Pages

Item 8   	Identification and Classification of  Members  of the Group:   N/A


Item 9   	Notice of Dissolution of Group:   N/A


Item 10  	Certification:

         	By  signing  below I certify that to the  best  of  my knowledge and belief,  the securities referred  to  above  were acquired in the ordinary course of business and were not acquired for  purpose  of  and  do  not have the  effect  of changing  or influencing the control of the issuer of such securities and were not acquired  in  connection with or as  a  participant in  any transaction having such purposes or effect.

         	Signature


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 27, 2006             	EAGLE ASSET MANAGEMENT, INC.



_________________________________
Damian Sousa
Vice President
Chief Compliance Officer















Page 5 of 5 Pages